Flamel Technologies Announces Nomination of Ambassador Craig Stapleton, Dr. Catherine Bréchignac and Mr. Guillaume Cerutti for Election to the Board of Directors

Lyon, France – May 31 – Flamel Technologies (Nasdaq: FLML) announced today that the Board of Directors has nominated Dr. Catherine Bréchignac, Mr. Guillaume Cerutti, and the Honorable  Craig Stapleton for election to serve as members of the Company’s Board of Directors.  The Company also announced today that Mr. Frederic Lemoine will complete his current term as a member of the Company’s Board at Flamel’s annual meeting, scheduled to be held on June 24, 2011.

Dr. Catherine Bréchignac

Dr. Bréchignac graduated and received her PhD in Physics from the Ecole Normale Supérieure. She is a member and the “Secrétaire Perpétuel” of the French National Academy of Sciences, a member of the French National Academy of Technologies, a member of the American Academy of Arts & Sciences, a member of the Royal Belgium Academy of Sciences, and also serves as the French Ambassador for science, technology and innovation.  In addition, Dr Bréchignac is a former Chairperson of the National Center for Scientific Research (CNRS); she served as the first Chairperson of the “Haut Conseil des Biotechnologies” (2009-2011); and she was until recently (2008-2011) the Chairperson of the International Council for Science.

Dr. Bréchignac has served as a board member of Renault SA, and was a Professor at the Georgia Institute of Technology, Member of the International Union of Pure and Applied Physics and Member of the European Physical Society.   She has been awarded the French Légion d’Honneur and has received honorary doctorates from the Ecole Polytechnique Fédérale in Lausanne, the Georgia Tech Institute, and the Freie Universität Berlin. She was awarded, among numerous prizes, the prize of the Académie des Sciences in 1991 for her ground-breaking research.

Mr. Guillaume Cerutti

Mr. Cerutti is the Chairman and CEO of Sotheby’s France. He graduated from the Ecole Nationale d’Administration (ENA) in 1991 and began his career as a civil servant at the Ministry of Finance and the Economy where he worked as a member of the Inspection Générale des Finances. He was the head of the “Direction Générale de la Concurrence et de la Répression des Fraudes” (the French administration charged with enforcing all anti-trust and fraud related issues). He was the Managing Director of the Centre Georges Pompidou between 1996 and 2001. Between 2002 and 2004 he served as chief of staff of France’s Minister for Culture and Media, and played a decisive role in the preparation of the laws that reformed corporate sponsorship in France.   He currently serves as a director of Ingenico SA, and chairman of the Institut de Financement du Cinéma et des Industries Culturelles (IFCIC), a financial company which offers guarantees and loans in the cultural sector in France.

The Honorable Craig Stapleton

Ambassador Stapleton served the United States as Ambassador to France from 2005 until 2009 after having served as the United States Ambassador to Prague.    Ambassador Stapleton served as President of Marsh and McLennan Real Estate Advisors of New York from 1982 until 2001. He has served on the board of directors for several companies including Allegheny Properties, Metro PCS, TB Woods and Winston Partners.   He was a part owner of the Texas Rangers baseball team from 1989-1998 and is currently a part owner of the St. Louis Cardinals.  Ambassador Stapleton is currently serving as a Trustee of the George W. Bush Library and Foundation, the 9/11 Memorial Foundation, the de Tocqueville/United Way Foundation, CERGE (the Center for Economic Research and Graduate Education), and the Association François-Xavier Bagnoud.  He has served on the Visiting Committee for Harvard College and the Committee on University Resources.   Ambassador Stapleton is President of the Vaclav Havel Foundation in the United States.  He currently serves as a Senior Advisor to Stone Point Capital and is the lead director of Abercrombie and Fitch. He received his B.A. (magna cum laude) from Harvard University and his M.B.A. from Harvard Business School.

“We are extremely proud that people of such quality have accepted to join our Board,” said Elie Vannier, the chairman of the Board of Directors of Flamel Technologies. “They offer an impressive and new set of skills to an already highly distinguished independent board of directors, which includes Mr. Lodewijk deVink, Dr. Frank JT Fildes, and Mr. John Vogelstein.  We also wish to thank Mr. Lemoine for his service to the Company over the past six years. We deeply regret that his new prominent professional position does not allow him to remain a Flamel director.”

Stephen H. Willard, Flamel’s chief executive officer added: “Our board will benefit from the extensive backgrounds of our proposed three new board members.  I am grateful for the expertise that each of them brings to Flamel, and am honored that each should accept to serve on our Board of Directors.  I believe that it is a great vote of confidence for Flamel that we should attract such strong board members and am looking forward to working with them in the years to come.”

Mr. Willard continued:  “I also wish to thank Mr. Lemoine for his years of service to Flamel.  His contributions were very significant to our company’s development.”

About Flamel

Flamel Technologies SA (NASDAQ: FLML) is a leading drug delivery company focused on the goal of developing safer, more efficacious formulations of drugs that adress unmet medical needs. Its product development pipeline includes biological and chemical drugs formulated with the Medusa® and Micropump® proprietary platforms.  Several Medusa-

based products are at various clinical stages of development; Medusa’s lead internal product candidate IFN-alpha XL (long-acting interferon alpha-2b) is currently the subject of a Phase 2 trial in HCV patients.  The Company has developed approved products and manufactures Micropump-based microparticles.  Flamel Technologies has collaborations with a number of leading pharmaceutical and biotechnology companies, including Baxter, GlaxoSmithKline, Merck Serono and Pfizer.  Additional information can be found at www.flamel.com.

Contact:

Charles Marlio, Director of Strategic Planning and Investor Relations
Tel:           (33) 4-7278-3434
Fax:           (33) 4-7278-3435
Marlio@flamel.com

This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals and projections regarding financial results, product developments and technology platforms.  All statements that are not clearly historical in nature are forward-looking, and the words “anticipate,” “assume,” “believe,” “expect,” “estimate,” “plan,” will,” and similar expressions are generally intended to identify forward-looking statements.  All forward-looking statements involve risks, uncertainties and contingencies, many of which are beyond our control, that could cause actual results to differ materially from those contemplated in such forward-looking statements. These risks include risks that products in the development stage may not achieve scientific objectives or milestones or meet stringent regulatory requirements, uncertainties regarding market acceptance of products in development, the impact of competitive products and pricing, and the risks associated with Flamel's reliance on outside parties and key strategic alliances.  These and other risks are described more fully in Flamel's Annual Report on the Securities and Exchange Commission Form 20-F for the year ended December 31, 2009.  All forward-looking statements included in this release are based on information available at the time of the release.  We undertake no obligation to update or alter our forward-looking statements as a result of new information, future events or otherwise.